EXHIBIT 99.A

REPORT TO SHAREHOLDERS
(all amounts in US$ unless otherwise noted)

Significant events during the most recent quarter:

•	Feasibility study update for Cerro San Pedro project.

•	Receipt of authorization to proceed with Church stabilization at the Cerro San Pedro project.

•	American Stock Exchange listing.

•	Filing of Preliminary Prospectus for public equity offering in Canada.

MEXICO — Cerro San Pedro Project (100%)

In September 2003, an updated capital and operating cost study for the 100%-owned Cerro San Pedro gold and silver project in Mexico was completed. The engineering, procurement and construction cost estimates were prepared by The Industrial Company of Steamboat Springs, Colorado, and represent an update of the run-of-mine feasibility study completed in 2000 by Glamis Gold Ltd., the previous operator of the project. Washington Group International prepared the contract mining and earthworks estimates, which represent an update of estimates provided by Washington to Glamis in early 2002. The Qualified Person, as that term is defined in Canadian Securities Administrators National Instrument 43-101, for the technical report covering this disclosure was Jerry E. Snider, P.E., Mining Engineer of Washington.

An updated mineral reserve estimate was completed for Metallica in February 2003 based on a gold price of $325 per ounce and a silver price of $4.62 per ounce. This resource contains an estimated 61.1 mil- lion tonnes of ore grading 0.59 grams of gold and 24.0 grams of silver per tonne, respectively, or 1.2 million ounces of gold and 47 million ounces of silver. The waste to ore ratio is 1.2:1. The updated mineral reserve estimate was completed in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The Qualified Person who prepared the mineral reserve estimate was William L. Rose of WLR Consulting, Inc.

The mine is projected to produce an average of 90,400 ounces of gold and 2.1 million ounces of silver per year for 8.5 years. A summary of the project’s economics is as follows:

		NPV	NPV
Gold	Silver	@ 0%	@ 5%		Operating	Total
($/oz)	($/oz)	(millions)	(millions)	IRR	Cost/oz*	Cost/oz*

$325	$4.64	$38.9	$22.9	17.1%	$174	$223
$350	$5.00	$54.6	$35.7	23.6%	$163	$215
$375	$5.36	$69.8	$48.0	29.7%	$160	$207

* Operating cost per ounce and total cost per ounce are net of silver credits.

In October 2003, the Mexican state and federal agencies, along with the Catholic Archdioceses of San Luis Potosi, authorized the structural stabilization and installation of blast monitoring equipment at the Cerro San Pedro Apostle Church. The work will be performed through a trust fund managed by an independent technical committee and funded principally by Metallica. The authorization to proceed with this work represents the final permit compliance issue requiring approval prior to commencing mine construction. Metallica anticipates that the work program will be completed over the next few months; however, the permits do not require that Metallica complete this work prior to commencing mine construction.

The mining permits also require that Metallica offers to relocate any residents living in the immediate mine area that wish to move. There are approximately 20 families who will be offered relocation packages. Those residents who choose to relocate will be given title to a new home located a few kilometers from the mine area, and will retain ownership of and access to their existing home in the town of Cerro de San Pedro. For the residents who choose to relocate, the permits require that this relocation be completed prior to commencement of mine operations. Commencement of mine operations is anticipated to begin in the fourth quarter of 2004, subject to project financing.

CHILE — El Morro Project (100%)

The El Morro copper-gold porphyry project consists of the La Fortuna and El Morro target areas and is located along one of the most prolific copper belts in Chile. Metallica and Noranda entered into a joint venture agreement in September 1999 whereby Noranda could earn a 70% interest in the El Morro project. Noranda has already spent in excess of $10 million on the project, which is the exploration expenditure required to be spent by September 2005. In addition to the exploration expenditure, Noranda must make a cash payment to Metallica of $10 million by September 2005 in order to earn its 70% interest. Additionally, the joint venture agreement requires that Noranda must:

•	Complete a bankable feasibility study by September 2007.

•	Contribute 70% of Metallica’s 30% share of the project development costs, if requested by Metallica. These funds will be supplied at 1% above Noranda’s financing cost and will be repaid from cash flow.

In September 2002, Noranda calculated the following inferred mineral resource estimate for the La Fortuna area of the El Morro project:

Cutoff
Grade	Tonnes	Copper	Gold	Copper lbs	Gold oz
(% Cu)	(000)	(%)	(g/t)	(billions)	(millions)

0.3	590,000	0.56	0.46	7.3	8.7
0.4	465,000	0.61	0.50	6.2	7.4
0.5	340,000	0.67	0.51	5.0	5.6

The mineral resource is considered to be open both to the north and at depth. One core hole, DDHF-39, extends 325 meters below the base of the current resource estimate and averages 0.55% copper and 0.46 grams of gold per tonne over the lower 325 meters.

Noranda has informed Metallica that it intends to spend approximately $1 million on the project in 2003. Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either makes the $10 million payment to Metallica that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project.

OTHER

On October 30, 2003, Metallica commenced trading on the American Stock Exchange under the trading symbol “MRB”. The AMEX listing will provide a more convenient and accessible trading market for current and prospective investors in the United States. Metallica continues to trade on the Toronto Stock Exchange under the trading symbol “MR”.

In November 2003, Metallica filed a preliminary prospectus in the provinces of Ontario, British Columbia, Alberta and Manitoba for a public offering of equity units. Each unit will consist of one common share and one half of one common share purchase warrant. Each full common share purchase warrant will allow the holder to acquire one common share of Metallica for a period of five years from the closing date. The pricing of the common shares and warrants will be deter- mined prior to filing the final prospectus, which is anticipated to occur in early December 2003. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Canaccord Capital Corporation will act as lead agent for a syndicate of agents that includes Griffiths McBurney & Partners, Westwind Partners Inc. and Orion Securities Inc.

On behalf of the Board of Directors,

-s- RICHARD J. HALL

Richard J. Hall
President and Chief Executive Officer
November 3, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations

The Company reported a loss of $1.33 million ($0.03 per share) for the three months ended September 30, 2003 as compared to a loss of $0.21 million ($0.01 per share) for the three months ended September 30,2002. The Company reported a loss of $2.08 million ($0.05 per share) for the nine months ended September 30, 2003 as compared to a loss of $0.84 million ($0.03 per share) for the nine months ended September 30, 2002. The increase in loss of $1.12 million for the three months ended September 30, 2003 and $1.24 million for the nine months ended September 30, 2003 is primarily due to write-downs taken on the MIMK project, interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project on February 12, 2003 and higher general and administrative expenditures.

Interest income for the nine months ended September 30, 2003 increased by $0.02 million when compared to the prior period and is due to higher invested cash balances resulting from a $9.47 million private placement of equity securities made on March 11, 2003.

General and administrative expenses increased by $0.32 million for the three months ended September 30, 2003 when compared to the preceding three-month period as a result of a $0.25 million newsletter marketing program and an increase in investor relations expense totaling approximately $0.03 million due to higher costs associated with filing a Cerro San Pedro technical report on SEDAR and EDGAR and attending an industry trade show. Exploration expense of $0.06 million for the three months ended September 30, 2003 is consistent with the prior period expense of $0.07 million. Interest expense of $0.12 million for the three months ended September 30, 2003 represents interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project on February 12, 2003. There was no interest expense in the preceding period. Write-down of mineral properties and deferred exploration expenditures totaled $0.71 million for the three months ended September 30, 2003 as compared to nil write-downs in the preceding period. The current period write-down relates to the Los Colorados property at the Company’s MIMK project. Income tax benefit for the three months ended September 30, 2003 was $0.03 million as compared to nil for the three months ended September 30, 2002. The increase is primarily attributable to income taxes refundable resulting from current period tax deductions in a foreign subsidiary.

General and administrative expenses increased by $0.19 million for the nine months ended September 30, 2003 due to a $0.25 million newsletter marketing program, higher investor relations expenditures of $0.01 million, higher legal expenses of $0.01 million and higher insurance costs in the current period of $0.01 million. These amounts were reduced by lower net payroll and employee benefits expenses of $0.12 million in the current period resulting from management bonuses and payroll burden paid in the preceding period totaling approximately $0.17 million versus nil bonuses in the current period, which was partially reduced by a lower allocation of management salaries to exploration expense in 2003 due to the Company’s focus on development activities at the Cerro San Pedro project. Exploration expense of $0.15 million for the nine months ended September 30, 2003 is consistent with the prior period expense of $0.15 million. Interest expense of $0.36 million for the nine months ended September 30, 2003 primarily represents interest accretion on acquisition debt relating to the Cerro San Pedro project. Write-down of mineral properties and deferred exploration expenditures totaled $0.73 million for the nine months ended September 30, 2003 as compared to nil write-downs in the preceding period. The write-downs relate to three properties at the Company’s MIMK project. Income tax benefit for the nine months ended September 30, 2003 increased to $0.03 million as compared to nil for the nine months ended September 30, 2002. The increase is primarily attributable to income taxes refundable resulting from current period tax deductions in a foreign subsidiary.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $5.79 million for the three months ended September 30, 2003 as compared to a decrease in cash and cash equivalents for the three months ended September 30, 2002 of $0.57 million. The increase in cash outflows in the current period is primarily due to a $5 million acquisition debt payment made to Glamis in August 2003.

The Company’s cash and cash equivalents increased by $0.29 million for the nine months ended September 30, 2003 as compared to an increase in cash and cash equivalents for the nine months ended September 30, 2002 of $2.42 million. The $2.13 million decrease in cash inflows is attributable to an increase in net proceeds from the issuance of shares totaling $5.71 million, reduced by payments to Glamis in the current period to acquire its 50% interest in the Cerro San Pedro project totaling $6.92 million, and reduced by an increase in spending on the Company’s mineral properties in the current period of $0.83 million.

The Company had a working capital deficit of $1.19 million at September 30, 2003 as compared to working capital of $4.40 million at December 31, 2002. The decrease in working capital at September 30, 2003 of $5.59 million primarily results from acquisition debt at September 30, 2003 of $5.87 million that relates to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project. In the event that the Company does not have the financial ability to make this payment on February 12, 2004, the purchase agreement provides that this payment can be made in common shares of the Company. As a result, management believes that the Company’s September 30, 2003 cash balance of $4.81 million is sufficient for it to fund limited development activities at the Cerro San Pedro project and its ongoing exploration, and general and administrative expenditures for at least the next year.

The Company capitalized mineral property and deferred exploration expenditure totaling $0.57 million and $0.34 million for the three months ended September 30, 2003 and 2002, respectively. The $0.23 million increase is primarily due to an increase in expenditures in the current period on the Cerro San Pedro project totaling $0.45 million, which was partially offset by higher expenditures in the preceding period on the MIMK project totaling $0.20 million due to a drilling program at the Los Colorados property.

The Company capitalized mineral property and deferred exploration expenditures totaling $13.91 million and $0.70 million for the nine months ended September 30, 2003 and 2002, respectively. The $13.21 million increase is primarily due to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project in February 2003 which resulted in an acquisition fair value of $12.42 million being capitalized to mineral properties and deferred exploration expenditures in the current period, and an increase in development expenditures at the Cerro San Pedro project in 2003 of $0.98 million.

Outlook

The Company’s focus continues to be the development of its 100%-owned Cerro San Pedro project. Approximately $2.0 million has been budgeted for initial development activities in 2003, with $1.28 million having been incurred in the first nine months of 2003. The Company has completed its review of project construction and contract mining proposals, and is in negotiations for definitive contracts. Commencement of project construction is contingent upon the Company’s ability to obtain financing.

The Company’s goal continues to be to raise an estimated $45 million of project financing in order to fulfill its debt obligations to Glamis, construct the mine at Cerro San Pedro and provide the Company with an adequate level of working capital. While the Company has had success in raising funds in past years, there are no assurances that it will be successful in the future, or that $45 million will be sufficient. In the event that the Company is unsuccessful in its financing efforts, it will defer development of the Cerro San Pedro project. This will allow the Company to meet its ongoing general and administrative, and property related expenditures for at least the next year with its present level of working capital.

Noranda Inc. is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. The Company was informed by Noranda that it intends to spend approximately $1.0 million on the El Morro project in 2003.

Metallica Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(unaudited)
U.S. dollars

	September 30,	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$4,806,471	$4,520,886
Value added tax and other current assets	346,882	285,480

	5,153,353	4,806,366
Mineral properties and deferred exploration expenditures (Note 3)	25,760,655	12,587,193
Fixed assets, net	244,769	92,283
Other assets	5,046	5,196

Total assets	$31,163,823	$17,491,038

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$232,996	$153,017
Provision for reclamation and property closure costs	36,983	150,000
Note payable	200,100	100,050
Acquisition debt (Note 3)	5,873,187	—

	6,343,266	403,067
Shareholders’ equity:
Share capital (Note 4) 42,969,584 shares issued (2002 32,449,167)	52,873,882	43,068,285
Share options (Note 4)	5,789	—
Deficit	(28,059,114)	(25,980,314)

	24,820,557	17,087,971

Total liabilities and shareholders’ equity	$31,163,823	$17,491,038

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165,
Centennial, Colorado 80112 USA
Telephone: (303) 796-0229; Facsimile: (303) 796-0265
Toll Free: 1-888-933-0313 (Canada and USA)
E-mail: metallica@metal-res.com; website: www.metal-res.com
Share Listings: TSX: MR; AMEX:MRB

Metallica Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)
U.S. dollars

	Three Months		Nine Months
	Ended Sept. 30,		Ended Sept. 30,
	2003	2002	2003	2002
Interest income	$20,540	$21,287	$63,523	$48,291

General and administrative expense	491,717	170,826	928,979	741,367
Exploration expense	59,656	65,893	147,810	147,452
Interest expense	118,797	—	360,298	—
Write-down of mineral properties and deferred exploration expenditures	710,650	—	733,250	—

Loss before income taxes	(1,360,280)	(215,432)	(2,106,814)	(840,528)
Income tax (benefit) provision	(34,214)	(6,123)	(28,014)	(1,123)

Loss for the period	(1,326,066)	(209,309)	(2,078,800)	(839,405)
Deficit, beginning of period	(26,733,048)	(25,290,089)	(25,980,314)	(24,659,993)

Deficit, end of period	$(28,059,114)	$(25,499,398)	$(28,059,114)	$(25,499,398)

Loss per share	$(0.03)	$(0.01)	$(0.05)	$(0.03)

Weighted average number of common shares outstanding	42,603,346	32,437,803	39,979,629	30,908,144

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood, Suite 165
Centennial, Colorado 80112 USA

Metallica Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
U.S. dollars

	Three Months		Nine Months
	Ended Sept. 30,		Ended Sept. 30,
	2003	2002	2003	2002
Cash Flows from Operating Activities
Loss for the period	$(1,326,066)	$(209,309)	$(2,078,800)	$(839,405)
Non-cash items:
Depreciation and amortization	2,731	2,598	7,877	6,012
Interest expense	118,797	—	356,380	—
Common share contribution to retirement plan	5,429	4,457	16,316	12,702
Valuation of options issued to consultants	914	—	5,789	—
Write-down of mineral properties and deferred exploration expenditures	710,650	—	733,250	—
Cash provided by (used for) working capital and other assets:
Value added tax and other current assets	155,187	23,844	(89,026)	10,158
Accounts payable and accrued expenses	(125,685)	(56,319)	55,712	(14,564)
Provision for reclamation and property closure costs	(32,039)	(70,572)	(113,017)	(126,000)
Other assets	—	(260)	—	149

	(490,082)	(305,561)	(1,105,519)	(950,948)
Cash Flows from Investing Activities
Mineral properties and deferred exploration expenditures	(585,858)	(264,683)	(1,473,858)	(647,538)
Acquisition of subsidiary, net of cash acquired	—	—	(1,921,933)	—
Fixed asset (acquisitions) disposals	(28,836)	(3,055)	(102,386)	(16,713)

	(614,694)	(267,738)	(3,498,177)	(664,251)
Cash Flows from Financing Activities
Common shares issued for cash, net of issue costs	(801)	—	9,470,525	4,053,853
Proceeds from exercise of warrants	125,914	—	125,914	—
Proceeds from exercise of stock options	192,842	—	192,842	26,800
Loan to director	—	—	100,000	—
Repayment note payable	(5,000,000)	—	(5,000,000)	(50,050)

	(4,682,045)	—	4,889,281	4,030,603

Increase (decrease) in cash and cash equivalents	(5,786,821)	(573,299)	285,585	2,415,404
Cash and cash equivalents, beginning of period	10,593,292	5,550,804	4,520,886	2,562,101

Cash and cash equivalents, end of period	$4,806,471	$4,977,505	$4,806,471	$4,977,505

Cash and Cash Equivalents Consist of:
Cash on hand and balances with banks	$921,378	$251,457	$921,378	$251,457
Short-term investments	$3,885,093	$4,726,048	$3,885,093	$4,726,048
Non-Cash Financing Activities:
Settlement of retirement plan obligation with common shares	$5,429	$4,457	$16,316	$17,808
Interest and Income Tax Payments:
Interest	$6,003	$3,001	$17,009	$7,300
Income taxes	$—	$10,000	$—	$13,000

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2002.

2. Nature of Operations

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties, primarily in Mexico and South America.

At September 30, 2003 the Company has a working capital deficiency of $1,189,913. Included in current liabilities is acquisition debt of $5,873,187, which the Company may settle in shares in the event that it does not have the financial ability to make the payment. As a result, management believes that the Company’s September 30, 2003 cash balance of $4.81 million is sufficient for it to fund limited development activities at the Cerro San Pedro project and its ongoing exploration, and general and administrative expenses for at least the next year. In addition, the Company is attempting to raise financing to construct the Cerro San Pedro mine.

3. Mineral Properties and Deferred Exploration Expenditures

	Cerro San Pedro,	El Morro,	MIMK,
	Mexico	Chile	Chile	Total

Balance at January 1, 2003	$10,984,642	$1,036,004	$566,547	$12,587,193
Mineral properties and deferred exploration expenditures	13,694,288	3,585	208,839	13,906,712
Write-down of mineral properties and deferred exploration expenditures	—	—	(733,250)	(733,250)

Balance at Sept. 30, 2003	$24,678,930	$1,039,589	$42,136	$25,760,655

On February 12, 2003 the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less 50% of MSX’s working capital deficit at closing of $58,832. MSX’s principal asset is a 100% ownership interest in the Cerro San Pedro gold and silver project located in the State of San Luis Potosi, Mexico. As a result of the purchase, Metallica owns 100% of the issued and outstanding shares of MSX. The purchase price is payable as follows:

a)	$2 million paid at closing.

b)	50% of MSX’s working capital deficit at closing of $58,832, paid to the Company subsequent to closing.

c)	$5 million paid on August 12, 2003.

d)	$6 million payable on February 12, 2004 in cash, or in common shares if the Company does not have the financial ability to make the cash payment. If paid in shares, the maximum discount allowed by the Toronto Stock Exchange for the 20-day period preceding the payment due date will be applied.

e)	$2.5 million payable upon commencement of commercial production.

f)	$2.5 million payable one year from commencement of commercial production.

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized. These contingent amounts will be recorded as acquisition costs on the date of commencement of commercial production, which is presently unknown.

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,423,588

12,591,411
Less: Current liabilities	(32,882)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Acquisition debt of $10,516,807 represents the present value of future cash payments totaling $11 million discounted at 6%. Interest accretion for the nine months ended September 30, 2003 totaled $356,380, resulting in acquisition debt at September 30, 2003 of $5,873,187. The September 30, 2003 balance was reduced by a $5 million acquisition debt payment made on August 12, 2003. Glamis will retain a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project as follows:

Net Returns
Gold Price Per Ounce	Royalty
Less than $325	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 or above	2.0%

4. Share Capital

Common shares issued and outstanding

	Shares	Amount

Balance at January 1, 2003	32,449,167	$43,068,285
Shares issued in private placement	10,100,000	9,470,525
Shares issued for retirement plan	15,792	16,316
Exercise of stock options	291,000	192,842
Exercise of warrants	113,625	125,914

Balance at September 30, 2003	42,969,584	$52,873,882

On March 11, 2003, the Company closed a private placement for 10.1 million common shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each common share includes a one- half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. On September 30, 2003, 113,625 compensation warrants were exercised, resulting in 391,375 compensation warrants outstanding at September 30, 2003.

Share options

In September 2003, 30,000 share options were granted to an employee at an exercise price of Cdn$2.11 per share. In May 2003, 75,000 share options were granted to a consultant at an exercise price of Cdn$1.25 per share. In June 2003, 37,500 share options were granted to a director at an exercise price of Cdn$1.20 per share. In April 2003, the Company granted share options to employees and consultants of 105,000 and 150,000, respectively, at an exercise price of Cdn$1.39 per share. In March 2003, the Company granted 690,000 share options to employees and directors, and 25,000 share options to a consultant, at an exercise price of Cdn$1.32 per share. Total share options issued and outstanding as of September 30, 2003 total 2,853,583, with exercise prices ranging from Cdn$0.45 to Cdn$2.87 per share.

The Company uses the intrinsic value method of accounting for options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options were granted at market. If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $70,712 and $220,554 for the three-month and nine-month periods ended September 30, 2003, respectively. The pro forma effect on loss for the period, and basic and diluted loss per share, for the three-month and nine-month periods ended September 30, 2003 and September 30, 2002, had the Company followed the fair value method of accounting for stock-based compensation, is as follows:

	Three Months		Nine Months
	Ended Sept 30,		Ended Sept 30,
	2003	2002	2003	2002

Loss for the period	$1,326,066	$209,309	$2,078,800	$839,405
Compensation expense	70,712	3,096	220,554	21,674

Pro forma loss for the period	$1,396,778	$212,405	$2,299,354	$861,079

Basic and diluted loss per share:
As reported	$0.03	$0.01	$0.05	$0.03
Pro forma	$0.03	$0.01	$0.06	$0.03

The fair value of vested share options granted to consultants of $914 and $5,789 for the three-month and nine-month periods ended September 30, 2003, respectively, is included in exploration expense.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk free rate of 4.5%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 50% and a weighted average expected life of the options of five years.

Metallica Resources Inc.